United States securities and exchange commission logo





                               August 16, 2021

       Peter Buckland
       Chief Financial Officer
       Khosla Ventures Acquisition Co. II
       2128 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Khosla Ventures
Acquisition Co. II
                                                            Registration
Statement on Form S-4
                                                            Filed July 20, 2021
                                                            File No. 333-258033

       Dear Mr. Buckland:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 20, 2021

       Cover Page

   1. Please revise the prospectus cover page to disclose your dual-class voting structure and quantify the voting
power that your Class B common stock holders will have after the offering due to the
disparate voting rights attached to the two classes of capital stock, and identify the holders of
such shares.
       Do I have redemption rights?, page xvii

   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Peter Buckland
FirstName  LastNamePeter   Buckland
Khosla Ventures  Acquisition Co. II
Comapany
August  16, NameKhosla
            2021        Ventures Acquisition Co. II
August
Page  2 16, 2021 Page 2
FirstName LastName
Will the Company obtain new financing in connection with the Business Combination?, page xvii

3. Please tell us whether the Sponsor will receive additional securities pursuant to an
         antidilution adjustment based on the company   s additional financing
activities. To the
         extent they will, quantify the number and value of securities the Sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders. Summary of the Proxy Statement/Prospectus, page 1

4. It appears that underwriting fees remain constant and are not adjusted based on redemptions. In an appropriate location, please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum, maximum, and interim redemption levels.

Interests of KVSB's Directors and Executive Officers in the Business Combination, page 16

5. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
6. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
7. Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.
Comparative per Share Data, page 31

8.       Please clarify why you include the    Nextdoor Equivalent Pro Forma
per Share
         presentation, and how this information is material to investors and complies with Article
         11of Regulation S-X. In this regard, we note that the pro forma per share data in this presentation is calculated by multiplying the pro forma combined per share data by the
         Exchange Ratio of 3.1056. Please clarify why the KVSB historical amounts, included in the pro forma combined per share data, are multiplied by this Exchange Ratio when they do not appear to be impacted by this Exchange Ratio.
KVSBs Board of Directors Reasons for the Business Combination, page 112

9. We note that you reviewed other business combination opportunities prior to determining that Nextdoor was the best acquisition target. In an appropriate location, please provide greater detail regarding the other opportunities considered and the process management used to determine that Nextdoor would represent the best opportunity. Peter Buckland
Khosla Ventures Acquisition Co. II
August 16, 2021
Page 3
Projected Financial Information, page 116

10. We note your disclosure that certain key assumptions were made related to information
         about "Nextdoor   s internal metrics on neighbor engagement, including
the sustained
         growth of average weekly active users..." Please tell us whether any of the internal metrics on neighbor engagement are key performance measures used by management, and provide a discussion of those neighbor engagement metrics. In addition, please revise to provide more detail regarding what those internal metrics consist of for the purposes of your projected financial information.
U.S. Federal Income Tax Considerations, page 148

11. We note your discussion of the material U.S. federal income tax considerations to the
         SPAC shareholders. Please expand this section to discuss the material tax considerations to Nextdoor's shareholders who will be receiving shares in the merger. Please note that any representation that the receipt of shares by Nextdoor's shareholders in the merger will be tax free must be supported by an opinion of counsel. See Item 601(b)(8) of Regulation
         S-K.
Nextoor's Managment's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 217

12. We note your disclosure on page 48 that the release of iOS 14 brought with it a number of new changes, including the need for neighbors using the app to opt in before their
         identifier for advertisers (   IDFA   ) can be accessed by an app
(which came into effect in
         April 2021). As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the neighbor level will depend on the opt-in rate to grant
         IDFA access and if the opt-in rate is low, advertisers    ability to
target and measure
         advertising campaigns on Nextdoor may become significantly limited. Please disclose if these changes, or any other changes to third-party policies or applications that limit your ability to deliver, target or measure the effectiveness of advertising, have had or are reasonably likely to have a material impact on your revenue, revenue growth rates, or operating income. Refer to Item 303(a)(3)(ii) of Regulation S-K.
13. Please describe the industries in which your advertising customers primarily operate and
FirstName LastNamePeter Buckland
       quantify any material revenue concentrations by industry. Please also provide quantitative
Comapany    NameKhosla
       context            Ventures
               to the portion      Acquisition
                              of your           Co. II from large brands versus
small and mid-
                                      revenue derived
Augustsized  businesses.
        16, 2021 Page 3
FirstName LastName
 Peter Buckland
FirstName  LastNamePeter   Buckland
Khosla Ventures  Acquisition Co. II
Comapany
August  16, NameKhosla
            2021        Ventures Acquisition Co. II
August
Page  4 16, 2021 Page 4
FirstName LastName
Key Business Metrics, page 218

14. We note that your definition of Weekly Active User includes engagement with emails with monetizable content. To the extent material please provide additional context regarding the percentage of emails sent that have monetizable content, the engagement rate for those emails, and whether there are any known material trends for the periods presented.
15. You disclose that the proportion of Daily Active Users to Weekly Active Users has increased over time. Please revise to disclose whether this is a key metrics utilized by management, provide the DAU to WAU percentage for the same periods presented for your other key metrics and whether there are any known material trends.

Results of Operations
Comparison of the Three Months Ended March 31, 2021 and 2020
Revenue, page 226

16. Please quantify the factors that contributed to the increase in ARPU, including changes attributable to number of impressions delivered and changes attributable to price per ad delivered, and provide explanations for the changes. The same comment applies to your revenue for the years ended December 31, 2020 and 2019.
Comparison of the Years Ended December 31, 2020 and 2019
Sales and marketing, page 228

17. Please further clarify the nature of your performance marketing costs relating to user acquisition and the performance marketing costs relating to acquiring small and mid-sized customers, including the parties to whom these fees are paid and the terms of the fee arrangements. Please also clarify the underlying reasons for the changes in these expenses and clarify any know trends with respect to these fees.
Anti-takeover Provisions, page 266

18. Please amend your filing to include risk factor disclosure related to the anti-
         takeover provisions described in this section.
Financial Statements - Nextdoor, Inc.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition , page F-43

19. Your disclosure on page 23 states that you are dependent on third-party software and
         service providers, including the Google Ad Manager (   GAM   )
platform, for management
         and delivery of advertisements on the Nextdoor platform. Please clarify the role of GAM
 Peter Buckland
Khosla Ventures Acquisition Co. II
August 16, 2021
Page 5
         in in your revenue arrangements, how fees are determined and whether you consider yourself the principal or agent in these arrangements. Identify the customer in these arrangements (e.g., GAM). Please clarify how you considered the factors in ASC 606-10-
         55-36 through 55-40 in making this determination. Please also clarify the portion of your revenue generated from these arrangements.
20. You disclose that you have advertising arrangements for the sale of local sponsorship and local deals which are typically fixed-fee arrangements and revenue is recognized on a straight-line basis over the term of the agreement. Tell us how you considered separately disclosing this revenue. Refer to ASC 606-10-55-89 through 55-91. Deferred Revenue, page F-43

21. Please disclose revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8.b.
Note 10. Common Stock and Stockholders' Deficit, page F-57

22. Please revise your disclosure to include the fair value of your common stock used in the determination of the fair value of your options granted during each period presented. For options and restricted stock granted within six months of the determination of the agreed fair value of your equity shares for purposes of the proposed merger with KVSB, please reconcile and explain any differences between the fair value of the common stock determined on each grant date and the fair value of your equity shares determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying common stock at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your common stock for purposes of the merger.
Note 15. Subsequent Events, page F-62

23. You disclose that between April 1, 2021 and July 2, 2021, you granted stock options for
FirstName LastNamePeter Buckland
       1,041,875 shares of common stock. Please disclose the unrecognized compensation
Comapany    NameKhosla
       expense  associatedVentures Acquisition
                           with these          Co.theII period over which it
will be recognized.
                                      awards and
AugustPlease  alsoPage
        16, 2021   provide
                       5 this disclosure for any awards granted subsequent to July 2, 2021.
FirstName LastName
 Peter Buckland
FirstName  LastNamePeter   Buckland
Khosla Ventures  Acquisition Co. II
Comapany
August  16, NameKhosla
            2021        Ventures Acquisition Co. II
August
Page  6 16, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at 202-551-3334 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology